SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

DETAILED FINAL VOTING MAP

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

São Paulo, October 14, 2019 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), pursuant to CVM Instruction 481/09, hereby disclosed to its shareholders and the market the detailed final voting map in the form of Exhibit I, which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those present, as computed at the Extraordinary General Meeting of the Company held on October 3, 2019, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br.

DOCS - 4316642v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

Resolution Description
1	Resolve on the approval of the Company’s Capital Budget for the fiscal year of 2019
2

To resolve that the Net Earnings of the Fiscal Year ended on December 31, 2018, in the amount of two billion, eight hundred and sixty-six million, six hundred and seventy-five thousand, ninety-two Reais and seventeen centavos (BRL 2,866,675,092.17), plus the following transactions directly charged to the retained earnings account: (a) additional indexation of the PPE in the amount of twenty-seven million, six hundred and seventy-nine thousand, sixty-one Reais and sixty-eight centavos (BRL 27,679,061.68); (b) time-barred dividends and others in the amounts of five hundred and sixteen thousand, five hundred and forty-six Reais and fifty-three centavos (BRL 516,546.53), being: (b.1) time-barred dividends in the amounts of three hundred and eighty-six thousand, eight hundred and seventy-seven Reais and sixty-two centavos (BRL 386,877.62); and (b.2) adjustment of the portion to be allocated to the tax incentive reserve of the previous fiscal year, in the amount of one hundred and twenty-nine thousand, six hundred and sixty-eight Reais and ninety-one centavos (BRL 129,668.91), which will be allocated as follows: (i) creation of a legal reserve, in the amount of one hundred and forty-three million, three hundred and thirty-three thousand, seven hundred and fifty-four Reais and sixty-one centavos (BRL 143,333,754.61), under the terms of article 193 of LSA; (ii) creation of a tax incentive reserve, in the amount of eighty-one million, eight hundred and sixty-two thousand, six hundred and fifty-nine Reais and forty-seven centavos (BRL 81,862,659.47), under the terms of article 195-A of LSA;  (iii) distribution of the mandatory dividends, as per article 46, paragraph 3, of the Company’s Bylaws, corresponding to twenty-five percent (25%) of the Adjusted Net Profit, in the amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58), as follows: (iii.1) Three hundred and seventy-eight million, seven hundred and seventy-eight thousand, three hundred and seventy-seven Reais and fifty-one centavos (BRL 378,778,377.51) corresponding to eighty-three centavos and a fraction (BRL 0.838620027834) per common share; (iii.2) Two hundred and eighty-eight million, three hundred and thirty-six thousand, nine hundred and fifteen Reais and five centavos (BRL 288,336,915.05) corresponding to eighty-three centavos and a fraction (BRL 0.838620027834) per Class A preferred share; (iii.3) Three hundred and three thousand, two hundred and seventy-nine Reais and two centavos (BRL 303,279.02) corresponding to sixty centavos and a fraction (BRL 0.606279148700) per Class B preferred share (“Mandatory Dividends”);  and (iv) two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-two centavos (BRL 2,002,255,714.72), will be retained by the Company, as per article 196 of LSA, based on the Capital Budget approved in item 7.1 of the Agenda. The Mandatory Dividends will be paid until December 31, 2019, and the date on which the dividends will be actually paid will be informed by a Notice to Shareholders that will be published by the Company in due time. Moreover, the payment of the Mandatory Dividends will be made based on the equity position at the end of trading on this date, and the Company's shares will be traded “ex dividends” as of October 4, 2019.

DOCS - 4316642v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

Resolution	CNPJ/CPF first 5 digits	Resolution	Number of shares
			(ON)(1)
1	22606	APPROVAL	226,334,622
	51447	APPROVAL	1
	33000	APPROVAL	212,426,952
	54579	APPROVAL	4,345,162
	89351	ABSTENTION	3,077,800
2	22606	APPROVAL	226,334,622
	51447	APPROVAL	1
	33000	APPROVAL	212,426,952
	54579	APPROVAL	4,345,162
	89351	ABSTENTION	3,077,800

(1) ON shares are common shares issued by the Company.

DOCS - 4316642v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.